July 8, 2010

Nicole Leigh
President
Zaldiva, Inc.
331 East Commercial Boulevard
Ft. Lauderdale, FL 33334

      Re: **Zaldiva, Inc.**
              Revised Preliminary Information Statement on Schedule 14C
              Filed July 7, 2010
              File No. 000-49652

Dear Ms. Leigh:

      We have completed our review of your filing and have no further comments at this time on the specific issues raised.

                        Sincerely,

                        Maryse Mills-Apenteng
                        Special Counsel

cc: Via facsimile at (801) 355-7126
        Branden T. Burningham, Esq.